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                                                September 26, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission         VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

Re:        Vanguard Trustees' Equity Fund


Dear Mr. Sandoe:

     The following responds to your comments of September 16, 2005, on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No.39 that was filed on August 1, 2005 pursuant to Rule 485(a).

COMMENT 1: PROSPECTUS - PRIMARY INVESTMENT STRATEGIES
-----------------------------------------------------

Comment: Describe how the Fund diversifies its assets across developed and emerging markets.

Response: As stated in the Fund's  primary  investment  strategies,  the Fund is expected to invest across developed and emerging markets in Europe, the Far East, and Latin America. The Fund's shareholder reports describe in more detail the Fund's holdings for the relevant period. The most recent shareholder report, dated April 30, 2005, showed that the Fund invested 53% of its assets in Europe (across nine countries), 22% of its assets in the Pacific region (across three countries), 16% of its assets in emerging markets (across seven countries), 3% of its assets in Canada, and 6% in short-term reserves.

COMMENT 2: PROSPECTUS - AVERAGE ANNUAL TOTAL RETURNS
----------------------------------------------------

Comment: Explain why the MSCI EAFE Index is the appropriate comparative index for this Fund.

Response: As of April 30, 2005, 75% of the Fund's assets were invested in European and Pacific stocks that are included in the MSCI EAFE Index. Based on the Fund's holdings and the management of the Fund, we believe that the MSCI EAFE Index is an appropriate comparative index. We have decided to add the MSCI All Country World Index ex USA as an additional comparative index in the Fund's prospectus.

September 26, 2005
Christian Sandoe
Page 2 of 4



COMMENT 3: PROSPECTUS - FREQUENT TRADING OR MARKET-TIMING
---------------------------------------------------------

Comment: The Fund's broad policies with respect to frequent trading and market-timing are disclosed on page 10 of the prospectus under the heading "Frequent Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of the Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response: We believe that the Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to
          Item 6(e) (4) of Form N-1A. Item 6(e) (4) does not require that the specific policies be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of the Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

          We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

COMMENT 4: PROSPECTUS - PLAIN TALK ABOUT THE FUND'S PORTFOLIO MANAGERS
----------------------------------------------------------------------

Comment:  Please describe in more detail the role of each portfolio manager.

Response: We will amend the disclosure to specify that the portfolio managers at each of the Fund's investment advisers co-manage their portion of the Fund's assets. You have asked for more detail regarding how the portfolio managers co-manage the Fund, but we believe that the disclosure as amended is sufficient.

COMMENT 5: PROSPECTUS - FREQUENT-TRADING POLICIES
-------------------------------------------------

Comment: Please explain why transactions submitted by mail to Vanguard are not subject to the 60-day frequent trading policy.

Response: In our experience, investors typically do not engage in market-timing through the mail, and therefore the policy does not apply to those transactions. The Fund reserves the right to reject any purchase request, including purchase requests received by mail.

September 26, 2005
Christian Sandoe
Page 3 of 4


COMMENT 6: PROSPECTUS - FREQUENT-TRADING POLICIES
-------------------------------------------------


Comment: Please explain why "certain approved institutional portfolios" are not subject to the 60-day frequent trading policy.

Response: Investment portfolios similar to funds of funds may be established by institutional clients for their employees or clients. Due to the need to periodically rebalance these portfolios, we will not apply the 60-day frequent trading policy to them. As stated in our response to comment 5, the Fund reserves the right to reject any purchase request.

COMMENT 7: STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT LIMITATIONS
-----------------------------------------------------------------------


Comment:  Please   explain  why  the  Fund  does  not  combine  the   investment
          limitations for borrowing and senior securities.

Response: While  the  policies   address  similar  issues,   we  believe  it  is
          appropriate to keep them separate.

COMMENT 8: TANDY REQUIREMENTS
-----------------------------


Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: As   required   by  the   SEC,   we   will   provide   the   foregoing
          acknowledgements.

                                    * * * * *


          As required by the SEC, the Fund acknowledges that:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

September 26, 2005
Christian Sandoe
Page 4 of 4



          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 503-5854 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Sarah A. Buescher
Senior Counsel